Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a clinical-stage pharmaceutical company focused on the development of a portfolio of novel orally available small molecule drug candidates. Our business comprises of a pipeline of proprietary clinical and preclinical stage drug candidates that are being developed by our partners and internally. We or our partners are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed including post-stroke sensorimotor recovery, traumatic brain injury, or TBI, recovery, substance use disorder, or, SUD, and cough. We are also holding a 20% equity interest in a spin out company, Neurosterix US Holdings LLC, a private company developing a portfolio of preclinical stage proprietary drug candidates for schizophrenia, mood disorders and cognition.

Our lead partnered drug candidate, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM for the treatment of epilepsy. On April 29, 2024, we reported top-line data from a Phase 2 epilepsy study evaluating adjunctive ADX71149 (JNJ-40411813) administration in patients with focal onset seizures with suboptimal response to levetiracetam or brivaracetam. The Phase 2 study did not achieve statistical significance for the primary endpoint of time for patients to reach baseline seizure count when ADX71149 was added to standard of care. On July 22, 2024, we reported that our partner, Janssen had terminated development of ADX71149 and we are now working with our partner to evaluate the programs’ future development.

Our wholly owned drug candidate, dipraglurant, a metabotropic glutamate receptor subtype 5 negative allosteric modulator, or mGlu5 NAM, is currently under evaluation for future development in post-stroke/TBI recovery. We have initiated discussions with potential partners with the objective of collaborating with them for the future development of dipraglurant. We have completed a funded research program to discover novel gamma-aminobutyric acid subtype-b positive allosteric modulators, or GABAB PAMs, for Indivior PLC, or Indivior. Under the terms of the agreement with Indivior, we have the right to select GABAB PAM drug candidates for a number of reserved indications, including chronic cough. This target is clinically validated with baclofen, an orthosteric agonist of GABAB, used off label to treat cough patients. However, baclofen’s use is limited by serious side-effects, short half-life and gradual loss of efficacy during chronic treatment. By more precisely targeting the GABAB receptor with a PAM we aim to have a best-in-class treatment with improved tolerability suitable for the chronic nature of this disease. This indication has a significant unmet medical need and represents a significant commercial opportunity. On August 27, 2024, Indivior selected a compound for future development in substance use disorder and undertakes all future development of their selected compound. Under the terms of the agreement, we have also exercised our right to select a compound to advance our own independent GABAB PAM program for the treatment of chronic cough.

We cannot forecast with any degree of certainty which proprietary products or indications, if any, will be subject to future collaborative arrangements, in whole or in part, and how such arrangements would affect our development plan or capital requirements. To date, we have secured grants and other funding from: The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, for the development of dipraglurant for the treatment of PD-LID; the National Institute of Drug Abuse, or NIDA, to generate important data on the role of GABAB in substance use disorder and the Charcot-Marie-Tooth Association, or CMTA to evaluate the role of GABAB PAM compounds in preclinical models of CMT1A. As we advance our clinical and preclinical programs, we will continue to apply for subsidies, grants and government or agency sponsored studies that could offset or reduce our development costs.

The development and commercialization of drugs is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized pharmaceutical companies, including products approved for marketing and/or drug candidates under development, for each of the drug candidates and each of the indications for which we are developing. Furthermore, government authorities in the United States, at the federal, state and local levels, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export of pharmaceutical products, such as those we are developing. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

We were founded in May 2002 and completed our initial public offering of shares on the SIX Swiss Exchange in May 2007. On January 29, 2020, we listed American Depositary Shares (ADSs) representing our shares on the Nasdaq Stock Market following the United States Securities and Exchange Commission (SEC) having declared our registration statements on Forms F-1 and F-6 effective. On October 6, 2023, we filed a post-effective amendment to the form F-6 in order to change our ADS ratio from one ADS to six shares to a new ratio of one ADS to one hundred and twenty shares. The ADS ratio change has been effective since October 23, 2023 and had the same effect as a one to twenty ADS reverse split. The ADS ratio change had no impact on the Company’s underlying shares and was intended to enable the Company to regain compliance with the Nasdaq minimum bid price requirement of ADSs. On November 8, 2023, the company announced that it had received a written notification from Nasdaq confirming that the compliance had been regained.

Our operations to date have included organizing and staffing our company, raising capital, out-licensing rights to our research stage programs including our mGlu2 PAM and GABAB PAM programs and conducting preclinical studies and clinical trials.

As of September 30, 2024, we have generated CHF 66.8 million of revenue from the sale of license rights and conducting funded research activities for certain of our research programs. We have historically financed our operations mainly through the sale of equity. Through September 30, 2024, we have raised an aggregate of CHF 355.4 million of gross proceeds from the sale of equity. We have also raised gross proceeds of CHF 5.0 million and acquired a 20% interest in Neurosterix US Holdings LLC as part of the Neurosterix Transaction executed on April 2, 2024.

We have never been profitable for any twelve-month period ended December 31 and have incurred significant net losses since our inception. We reported a net profit amounting to CHF 8.3 million for the nine-month period ended September 30, 2024, primarily due to the sale of a part of our business (Neurosterix Transaction). During the same period ended September 30, 2023, we incurred a loss amounted to CHF 7.7 million. As of September 30, 2024, we had accumulated losses of CHF 352.2 million. We expect to continue to incur significant expenses and operating losses in the medium to long term. We anticipate that our expenses will increase significantly in connection with our ongoing and future activities as we:

•	continue to invest in our portfolio of preclinical and clinical stage programs;

•	hire additional research and development, and general and administrative personnel;

•	maintain, expand and protect our intellectual property portfolio;

•	identify and in-license or acquire additional drug candidates; and

•	incur additional costs associated with operating as a public company in the United States.

We will need substantial additional funding to support our operating activities as we advance our research and drug candidates through clinical development, seek regulatory approval and prepare for commercialization of our product candidates if any are approved. Adequate funding may not be available to us on acceptable terms, or at all.

We have no manufacturing facilities, and all of our manufacturing activities are contracted out to third parties. Additionally, we currently utilize third-party contractors to carry out a significant proportion of our research and development activities. Furthermore, we do not yet have a sales organization.

The Neurosterix Transaction

On April 2, 2024, we divested our allosteric modulator discovery platform and a portfolio of pre-clinical programs to a new Swiss company, Neurosterix Pharma Sàrl (equivalent to an LLC), focused on the discovery and development of novel orally available allosteric modulator drug candidates, including M4 PAM for schizophrenia, mGlu7NAM for stress related disorders and mGlu2NAM for mild neurocognitive disorders. In connection with the Transaction, we received gross proceeds of CHF 5.0 million and a 20% equity interest in Neurosterix US Holdings LLC, the parent company of Neurosterix Pharma Sàrl. Neurosterix US Holdings LLC received USD 63.0 million in funding commitments from a syndicate of investors led by Perceptive Advisors.

The divestment of our discovery platform and early-stage programs includes the transfer of the associated research and development staff, with a service agreement to allow key members of staff to support us in achieving our business strategy at zero cost for us. As of the date of the Transaction, all employees of the Group, other than our Head of Finance, became employees of Neurosterix Pharma Sàrl. Pursuant to the service agreement, certain former employees, including our Chief Executive Officer, dedicate a portion of their time to the Group.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

License Agreement with Indivior

On January 2, 2018, we entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at Addex to discover novel GABAB PAM compounds.

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through our participation in a joint development committee, we review, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

Under terms of the agreement, we have granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Indivior. Subject to agreed conditions, Addex and Indivior jointly own all intellectual property rights that are jointly developed, and Addex or Indivior individually own all intellectual property rights that Addex or Indivior develop individually. Addex has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including chronic cough. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

In January 2018, we received, under the terms of the agreement, a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, we are eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million, and royalties on net sales ranging from mid-single digits to low double-digits. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441.

Separately, Indivior funds research at Addex, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term and duration of two years with a funding of USD 4.0 million over the period for the Addex R&D costs incurred, that can be extended by twelve-month increments. R&D costs are calculated based on the costs incurred in accordance with the contract. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to an additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million was paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 and Indivior agreed to additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include chronic cough. Effective November 1, 2022 the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research agreement with Indivior has been extended until June 30, 2024 and Indivior committed to additional research funding of CHF 2.7 million including CHF 1.1 million expected to be paid to the Group and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program. On August 27, 2024, Indivior selected a compound for future development in substance use disorder and now undertake all future development of their selected compound. Under the terms of the agreement, we have also exercised our right to select a compound to advance our own independent GABAB PAM program for the treatment of chronic cough.

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by Addex and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

License Agreement with Janssen

Under our agreement with Janssen Pharmaceuticals Inc. (formerly known as Ortho-McNeil-Janssen Pharmaceuticals Inc), or Janssen, we granted Janssen an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Janssen under the agreement and a non-exclusive worldwide license to conduct research on the collaboration compounds using relevant patents and know-how. Subject to certain conditions, we and they agreed to own, jointly, all intellectual property rights that we develop jointly and, individually, all intellectual property rights that either party develops individually. Under certain conditions, but subject to certain consequences, Janssen may terminate the agreement for any reason, subject to a 90-day notice period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Janssen has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, in the United States, Japan, the United Kingdom, Germany, France, Spain and Italy. Janssen has the right to design development programs for selected compounds under the agreement. Through our participation in a joint development committee, we review, in an advisory capacity, any development programs designed by Janssen. However, Janssen has authority over all aspects of the development of selected compounds and may develop or commercialize third-party compounds. We are eligible for a further EUR 109 million in success-based development and regulatory milestones and low double-digit royalties on net sales.

Janssen completed a Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients in April 2024 that did not achieve statistical significance for the primary endpoint of time for patients to reach baseline seizure count when ADX71149 was added to standard of care. On July 22, 2024, we reported that our partner, Janssen had terminated development of ADX71149 and we are now working with our partner to evaluate the programs’ future development.

Components of Results of Operations

Revenue

From the beginning of January 2017 through September 30, 2024, we recognized CHF 18.8 million as revenue primarily under our license agreement with Indivior. We do not have approval to market or commercialize any of our drug candidates, we have never generated revenue from the sale of products, and we do not expect to generate any revenue from product sales for the foreseeable future. Prior to approval of a drug candidate, we will seek to generate revenue from a combination of license fees, milestone payments in connection with collaborative or strategic relationships, royalties resulting from the licensing of our drug candidates and payments from sponsored research and development activities as well as grants from governmental and non-governmental organizations.

Revenue from collaborative arrangements comprises the fair value for the sale of products and services, net of value-added tax, rebates and discounts. Revenue from the rendering of services is recognized in the accounting period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total service to be provided. Revenue from collaborative arrangements may include the receipt of non-refundable license fees, milestone payments, and research and development payments. When we have continuing performance obligations under the terms of the arrangements, non-refundable fees and payments are recognized as revenue by reference to the completion of the performance obligation and the economic substance of the agreement.

Our revenue has varied, and we expect revenue to continue to vary, substantially from year to year, depending on the structure and timing of milestone events, as well as our development and commercialization strategies and those of our collaboration partners for our drug candidates. We, therefore, believe that historical period to period comparisons are not meaningful and should not be relied upon as an indicator of our future revenue and performance potential.

Other Income

From the beginning of January 2017 through September 2024, we recognized CHF 1.7 million as other income including CHF 1.2 million relating to grants from The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, to finance certain clinical activities related to dipraglurant development in Parkinson’s disease levodopa-induced dyskinesia, or PD-LID, and other discovery activities.

In July 2019, we were funded by Eurostars/Innosuisse for CHF 0.5 million to support the mGlu7 NAM program totally recognized as income as of December 31, 2021.

In September 2023, we were funded by Eurostars/Innosuisse for CHF 0.5 million to support the mGlu2 NAM program of which CHF 0.3 million were received in December 2023. We recognized CHF 38,401 from January 1, 2024 to April 2, 2024, the date when the program was transferred to Neurosterix Pharma Sàrl and recorded as discontinued operations. The remaining funds and deferred income of CHF 0.3 million recorded as assets and liabilities held for sale as of April 2, 2024 have been transferred to Neurosterix Pharma Sàrl.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Grants are recognized at their fair value where there is reasonable assurance that the grant will be received and that we will comply with all associated conditions. Grants relating to costs are recognized as other income in the statement of profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Operating Expenses

Research and Development Costs

From the beginning of January 2017 through September 2024, we incurred CHF 67.0 million in research and development costs. They consist mainly of direct research costs, which include costs associated with the use of contract research organizations, or CROs, and consultants hired to assist on our research and development activities, personnel costs, share-based compensation for our employees and consultants, costs related to regulatory affairs and intellectual property, as well as depreciation for assets used in research and development activities. Following the Neurosterix Transaction executed on April 2, 2024, research and development costs no longer include personnel costs and share-based compensation for employees. For the nine-month periods ended September 30, 2023 and 2024 respectively, the research and development costs related to divested activities have been recognized in our statements of profit or loss under “Net profit or loss from discontinued operations”.

We currently use our consultants and CRO’s across our research and development programs. The following table provides a breakdown of our outsourced research and development costs from continuing operations that are directly attributable to the specified programs for the three-month and nine-month periods ended September 30, 2024 and 2023:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023*	2024	2023*

	(CHF in thousands)
Dipraglurant	23	76	126	(86)
GABAB PAM	55	345	315	936
Total outsourced research and development costs	78	421	441	850

*The 2023 comparative has been re-presented in order to disclose only continuing operations following the Neurosterix Transaction described above. For more information, please refer to the paragraph below related to the analysis of results of operations.

Our research and development expenses are lower due to the Neurosterix Transaction. The table above includes outsourced research and development costs related to continuing operations. Outsourced research and development costs related to discontinued operation have been recognized in the statements of profit or loss under “net profit or loss from discontinued operations”.

We have no ongoing self-funded clinical studies and in the medium and long term, our expenses may increase, particularly as we continue to the development of a GABAB PAM drug candidate, initiate further clinical trials and seek marketing approval for our drug candidates.

At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our drug candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our drug candidates. This is due to the numerous risks and uncertainties associated with developing such drug candidates, including:

•	uncertainty related to discovering clinical candidates;

•	uncertainty related to efficiently manufacturing and distributing drug products;

•	competitor intellectual property restraining our freedom to operate; and

•	timing of initiation, completion and outcome of further clinical trials;

In addition, the probability of success for any of our drug candidates will depend on numerous factors, including competition, manufacturing capabilities and commercial viability. A change in the outcome of any of these variables with respect to the development of any of our drug candidates would significantly change the costs, timing and viability associated with the development of that drug candidate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General and Administrative Costs

General and administrative costs consist primarily of personnel costs, including salaries, benefits and share-based compensation cost for our employees as well as corporate facility costs not otherwise included in research and development expenses, legal fees related to corporate matters and fees for accounting and financial or tax consulting services.Our general and administrative costs are lower due to the Neurosterix Transaction. General and administrative costs indicated in this section are related to continuing operations. General and administrative costs related to discontinued operations have been recognized in the statements of profit or loss under “net profit or loss from discontinued operations”.

Finance Result, Net

Finance result net consists mainly of currency exchange differences, primarily related to U.S dollar currency exchange differences and interest income on U.S dollar bank deposits.

Net profit or loss from discontinued operations

The net profit or loss from discontinued operations has been recognized in the statements of profit or loss under “net profit or loss from discontinued operations”. It primarily relates to the net gain of CHF 14.0 from the divestment of a part of our business to Neurosterix Pharma Sàrl on April, 2, 2024, partially offset by the net loss from discontinued operating activities mainly related to staff costs, research and development costs, general and administrative costs and finance result of divested activities.

Share of net loss of investments accounted for using the equity method

We received an equity interest of 20% in Neurosterix US Holdings LLC as part of the Neurosterix Transaction. The equity interest has been recognized as an investment at fair value based on a financial valuation of Neurosterix’s Group. The carrying amount of the investment is going to be increased or decreased to recognize the share of profit or loss of Neurosterix’s Group and tested for impairment whenever events or changes in circumstances indicate that it may not be recoverable.

Analysis of Results of Operations

The following table presents our consolidated results of operations for the three-month and nine-month periods ended September 30, 2024 and 2023:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023*	2024	2023*

	(CHF in thousands)
Revenue	54	328	402	1,460
Other income	5	1	6	4
Research and development costs	(205)	(490)	(789)	(1,038)
General and administrative costs	(476)	(588)	(1,929)	(1,939)
Operating loss from continuing operations	(622)	(749)	(2,310)	(1,513)
Finance income	(19)	13	9	51
Finance expense	(12)	25	(13)	(140)
Finance result	(31)	38	(4)	(89)
Share of net loss of investments accounted for using the equity method	(875)	-	(1,405)	-
Net loss before tax	(1,528)	(711)	(3,719)	(1,602)
Income tax expense	-	-	-	-
Net loss from continuing operations	(1,528)	(711)	(3,719)	(1,602)
Net profit / (loss) from discontinued operations (attributable to equity holders of the Group)	(2)	(1,906)	11,981	(6,097)
Net profit / (loss) for the period	(1,530)	(2,617)	8,262	(7,699)

* The comparative information has been re-presented due to discontinued operations that have been reclassed to the financial line called “Net profit or loss from discontinued operations”, following the Neurosterix Transaction described above. In the financial analysis related to the results of operations made further in the section an asterisk will indicate where comparative information has been re-presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Three Months Ended September 30, 2024 Compared to Three Months Ended September 30, 2023

Revenue

The following table sets forth our revenue in the three-month periods ended September 30, 2024 and 2023:

	For the three months ended September 30,
	2024	2023*

	(CHF in thousands)
Collaborative research funding	17	298
Patent expenses reinvoiced to Indivior	37	30
Total	54	328

Revenue decreased by CHF 0.3 million in the three-month period ended September 30, 2024 compared to the three-month period ended September 30, 2023 primarily due to the termination of the research agreement with Indivior on June 30, 2024.

Research and Development Expenses

The following table sets forth our research and development expenses in the three-month periods ended September 30, 2024 and 2023:

	For the three months ended September 30,
	2024	2023*

	(CHF in thousands)
Dipraglurant	23	76
GABAB PAM	55	345
Subtotal outsourced R&D per program	78	421
Depreciation	30	-
Patent maintenance and registration costs	92	62
Other operating costs	5	7
Subtotal unallocated R&D expenses	127	69
Total	205	490

Research and development expenses, relating to continuing activities, decreased by CHF 0.3 million in the three-month period ended September 30, 2024 compared to the three-month period ended September 30, 2023, primarily due to lower GABAB PAM outsourced R&D expenses as we completed our research agreement with Indivior on June 30, 2024.

General and Administrative Costs

The following table sets forth our general and administrative costs in the three-month periods ended September 30, 2024 and 2023:

	For the three months ended September 30,
	2024	2023*

	(CHF in thousands)
Staff costs	67	55
Depreciation	24	3
Professional fees	213	262
D&O Insurance	57	157
Other operating costs	115	111
Total	476	588

General and administrative expenses, relating to continuing activities, decreased by CHF 0.1 million in the three-month period ended September 30, 2024 compared to the three-month period ended September 30, 2023, primarily due to reduced D&O insurance costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Finance Result, Net

The following table sets forth our finance result net in the three-month periods ended September 30, 2024 and 2023:

	For the three months ended September 30,
	2024	2023*

	(CHF in thousands)
Interest income	-	13
Interest expense on leases	(1)	-
Foreign exchange gain / (loss), net	(30)	25
Total	(31)	38

The finance result net, close to nil for the three-month periods ended September 30, 2023 and 2024, primarily related to interest income on cash deposits and foreign exchange differences.

Share of net loss of investments accounted for using the equity method

	For the three months ended September 30,
	2024	2023*

	(CHF in thousands)
Share of net loss for the period of Neurosterix’s Group	(875)	-
Total	(875)	-

The share of the net loss of Neurosterix’s Group amounted to CHF 0.9 million for the three-month period ended September 30, 2024.

Nine Months Ended September 30, 2024 Compared to Nine Months Ended September 30, 2023

Revenue

The following table sets forth our revenue in the nine-month periods ended September 30, 2024 and 2023:

	For the nine months ended September 30,
	2024	2023*

	(CHF in thousands)
Collaborative research funding	309	1,427
Patent expenses reinvoiced to Indivior	93	33
Total	402	1,460

Revenue decreased by CHF 1.1 million in the nine-month period ended September 30, 2024 compared to the nine-month period ended September 30, 2023 primarily due to the termination of the research agreement with Indivior on June 30, 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Research and Development Expenses

The following table sets forth our research and development expenses in the nine-month periods ended September 30, 2024 and 2023:

	For the nine months ended September 30,
	2024	2023*

	(CHF in thousands)
Dipraglurant	126	(86)
GABAB PAM	315	936
Subtotal outsourced R&D per program	441	850
Depreciation	78	-
Patent maintenance and registration costs	216	176
Other operating costs	54	12
Subtotal unallocated R&D expenses	348	188
Total	789	1,038

Research and development expenses, relating to continuing activities, decreased by CHF 0.2 million in the nine-month period ended September 30, 2024 compared to the nine-month period ended September 30, 2023 primarily due to lower GABAB PAM outsourced R&D expenses as we completed our research agreement with Indivior on June 30, 2024.

General and Administrative Costs

The following table sets forth our general and administrative costs in the nine-month periods ended September 30, 2024 and 2023:

	For the nine months ended September 30,
	2024	2023*

	(CHF in thousands)
Staff costs	204	175
Depreciation	91	9
Professional fees	1,041	925
D&O Insurance	169	472
Other operating costs	424	358
Total	1,929	1,939

General and administrative costs, relating to continuing activities, remained stable at CHF 1.9 million in the nine-month period ended September 30, 2024, compared to the nine-month period ended September 30, 2023. During this period, decreased D&O insurance costs have been primarily offset by increased professional fees and higher depreciation related to the service agreement provided to us at zero cost by Neurosterix Pharma Sàrl, recorded as intangible asset at fair value.

Finance Result, Net

	For the nine months ended September 30,
	2024	2023*

	(CHF in thousands)
Interest income	9	51
Interest cost on cash deposit and leases	(2)	(2)
Foreign exchange loss, net	(11)	(138)
Total	(4)	(89)

The finance result net increased by CHF 0.1 million during the nine-month period ended September 30, 2024 compared to the nine-month period ended September 30, 2023, primarily due to reduced exchange differences as our cash deposits in U.S dollar have decreased.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Share of net loss of investments accounted for using the equity method

	For the nine months ended September 30,
	2024	2023

	(CHF in thousands)
Share of net loss for the period of Neurosterix’s Group	(1,405)	-
Total	(1,405)	-

The share of the net loss of Neurosterix’s Group amounted to CHF 1.4 million for the nine-month period ended September 30, 2024.

Capital Resources

Since our inception through September 30, 2024, we have generated CHF 66.7 million of revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through September 30, 2024, we raised an aggregate of CHF 355.4 million of gross proceeds from the sale of equity. We have also raised gross proceeds of CHF 5.0 million and acquired a 20% equity interest in Neurosterix US Holdings LLC as part of the Neurosterix Transaction executed on April 2, 2024. As at September 30, 2024, we had CHF 3.3 million in cash and cash equivalents.

Our primary uses of cash are to fund operating expenses, which consist mainly of research and development expenditures and associated general and administrative costs. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the changes in our outstanding accounts payable and accrued expenses. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.

In the medium and long term, we expect an increase of our expenses compared to the nine-month period ended September 30, 2024, as we continue to the development of our GABAB PAM chronic cough drug candidate, initiate further clinical trials and seek marketing approval for our drug candidates.

In addition, if we obtain marketing approval for any of our drug candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We expect our existing cash and cash equivalents at the issuance date of these unaudited condensed consolidated financial statements will enable us to fund our operating expenses and capital expenditure requirements through 2026. Our future viability is dependent on our ability to monetize our intellectual property portfolio and /or raise additional capital though public or private financings that may dilute existing shareholders. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned preclinical study for our GABAB PAM chronic cough indication drug candidate;

•	the timing and amount of milestone and royalty payments we may receive under our license agreements;

•	the extent to which we out-license, in-license, sell or acquire other drug candidates and technologies;

•	the number and development requirements of other drug candidates that we may pursue;

•	the costs, timing and outcome of regulatory review of our drug candidates;

•	cost associated with finding alternative suppliers due to geopolitical events such as the ongoing war in Ukraine;

•	the costs associated with building out our operations; and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

•	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our drug candidates for which we receive marketing approval.

Identifying potential drug candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our drug candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Until such time, if ever, as we can generate substantial product revenue, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

The following table shows a summary of our cash flows of the continuing operations for the periods indicated:

	For the nine months ended September 30,
	2024	2023

	(CHF in thousands)
Net cash flows used in continuing operating activities	(2,360)	(2,234)
Net cash flows used in continuing investing activities	(1)	-
Net cash flows from continuing financing activities	176	5,539
Net cash (used) / from in continuing operating activities	(2,185)	3,305

Operating activities of continuing operations

Net cash flows used in operating activities consist of the net loss adjusted for changes in working capital, and for non-cash items such as depreciation of right-of-use assets and intangible assets, the value of share-based services, changes in post-employment benefits and finance costs.

During the nine-month period ended September 30, 2024, continuing operating activities used CHF 2.4 million of cash primarily due to our net loss from continuing operations of CHF 3.7 million and an increased net working capital of CHF 0.3 million partially offset by the share of the net loss of Neurosterix’s Group of CHF 1.4 million and non-cash items of CHF 0.3 million including share-based services of CHF 0.1 million and depreciation of intangible assets of CHF 0.2 million. During the same period, the increased net working capital was mainly due to decreased trade payables and accruals for CHF 0.3 million.

During the nine-month period ended September 30, 2023, continuing operating activities used CHF 2.2 million of cash primarily due to our net loss from continuing operations of CHF 1.6 million and an increased net working capital of CHF 1.0 million partially offset by share-based services of CHF 0.2 million. During the same period, the increased net working capital of CHF 1.0 million was mainly due to decreased trade payables and accruals for CHF 0.7 million and increased prepayments for CHF 0.3 million.

Financing activities of continuing operations

Cash flows from financing activities, related to continuing operations, primarily consists of proceeds from the sale of equity securities.

During the nine-month period ended September 30, 2024, net cash flows from financing activities amounted to CHF 0.2 million and primarily related to the net proceeds from the sale of treasury shares through our sale agency agreement with Kepler Cheuvreux.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

During the nine-month period ended September 30, 2023, net cash flows from financing activities amounted to CHF 5.5 million including CHF 4.5 million (USD 5.0 million) from the offering executed with one institutional investor on April 3, 2023 and CHF 1.2 million from the sale agency agreement managed by Kepler Cheuvreux, partially offset by costs associated with the offering, the sale and the issuance of treasury shares whose combined amount paid during the nine-month period ended September 30, 2023 amounted to CHF 0.2 million.

Off-Balance Sheet Arrangements

As of the date of the discussion and analysis and during the period presented, we did not have, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the U.S. Securities and Exchange Commission.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our interim condensed consolidated financial statements, which we have prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

Recent Accounting Pronouncements

The adoption of IFRS standards as issued by the IASB and interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2024 had no material impact on our financial position or disclosures made in our interim condensed consolidated financial statements.

JOBS Act Transition Period

Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) December 31, 2025 (b) in which we have total annual gross revenues of at least USD 1.07 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common shares that is held by non-affiliates exceeds USD 700 million as of the prior June 30, and (2) the date on which we have issued more than USD 1.0 billion in non-convertible debt during the prior three-year period.